Via Facsimile and U.S. Mail
Mail Stop 6010

November 7, 2006

Mr. Michael O'Reilly
Vice Chairman and Chief Financial Officer
The Chubb Corporation
15 Mountain View Road
Warren, NJ 07061-1615

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
      Filed March 15, 2006
      File No. 001-08661

Dear Mr. O'Reilly:

      We have reviewed your September 28, 2006 response to our verbal comments
issued September 6, 2006 and have the following comment. Where indicated, we think
you should revise your document in response to this comment.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Estimates and Uncertainties, page 39

1. We have reviewed your response dated September 28, 2006 and the related
   disclosures in your Form 10-K for the year ended December 31, 2005 and
   continue to believe that your current disclosure does not adequately address
   the disclosure requirements of Item 2(A)(3) of Securities Act Guide 6 and
   Financial Reporting Release 72. The fact that you have a "myriad of
   assumptions" makes providing these disclosures all the more important in
   helping an investor understand your business and should not be viewed as a
   circumstance that precludes you from complying with required disclosures.

Please revise your disclosures. Your disclosures should help a reader understand the complexity, judgment, and uncertainty inherent in this estimate including: (1) management's method for establishing the estimate for each material line of business and the reasons it is appropriate for the reporting, development, and payment patterns inherent in the line; (2) to what extent and why management adjusted significant assumptions used to determine the current period estimate from the assumptions used in the immediately preceding period; and (3) the reasonably likely variability inherent in the current estimate and the impact that variability may have on future reported results, financial condition and liquidity.

Please amend your filing within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648, Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joseph Roesler, Branch Chief at (202) 551-3628 if you have questions regarding this comment. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant